Bank of America Corporation and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends
		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2013	2012	2011	2010	2009	2008
Excluding Interest on Deposits
Income (loss) before income taxes	$12,327	$3,072	$(230)	$(1,323)	$4,360	$4,428
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(21)	212	596	1,210	(1,833)	(144)
Fixed charges:
Interest expense	8,747	14,754	18,618	19,977	23,000	25,074
1/3 of net rent expense (1)	827	1,092	1,072	1,099	1,110	791
Total fixed charges	9,574	15,846	19,690	21,076	24,110	25,865
Preferred dividend requirements (2)	1,532	1,080	n/m	802	5,921	1,461
Fixed charges and preferred dividends	11,106	16,926	19,690	21,878	30,031	27,326
Earnings	$21,880	$19,130	$20,056	$20,963	$26,637	$30,149
Ratio of earnings to fixed charges (3)	2.29	1.21	1.02	0.99	1.10	1.17
Ratio of earnings to fixed charges and preferred dividends (3, 4)	1.97	1.13	1.02	0.96	0.89	1.10

		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2013	2012	2011	2010	2009	2008
Including Interest on Deposits
Income (loss) before income taxes	$12,327	$3,072	$(230)	$(1,323)	$4,360	$4,428
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(21)	212	596	1,210	(1,833)	(144)
Fixed charges:
Interest expense	9,829	16,744	21,620	23,974	30,807	40,324
1/3 of net rent expense (1)	827	1,092	1,072	1,099	1,110	791
Total fixed charges	10,656	17,836	22,692	25,073	31,917	41,115
Preferred dividend requirements (2)	1,532	1,080	n/m	802	5,921	1,461
Fixed charges and preferred dividends	12,188	18,916	22,692	25,875	37,838	42,576
Earnings	$22,962	$21,120	$23,058	$24,960	$34,444	$45,399
Ratio of earnings to fixed charges	2.15	1.18	1.02	1.00	1.08	1.10
Ratio of earnings to fixed charges and preferred dividends (3, 4)	1.88	1.12	1.02	0.96	0.91	1.07

(1)	Represents an appropriate interest factor.

(2)	Reflects the impact of $8.8 billion of mortgage banking losses and $3.2 billion of goodwill impairment charges during 2011 which resulted in a negative preferred dividend requirement.

(3)
The earnings for 2010 were inadequate to cover fixed charges and the ratio of earnings to fixed charges and preferred dividends. The earnings deficiency is a result of $12.4 billion of goodwill impairment charges during 2010. The coverage deficiency for fixed charges was $113 million and the coverage deficiency for fixed charges and preferred dividends was $915 million.

(4)
The earnings for 2009 were inadequate to cover fixed charges and preferred dividends. The earnings deficiency is a result of accelerated accretion of $4.0 billion recorded as a result of the repurchase of TARP Preferred Stock. The coverage deficiency for fixed charges and preferred dividends was $3.4 billion.

n/m = not meaningful